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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A

                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                (AMENDMENT NO. 1)
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                                U.S. FOODSERVICE
                            (Name of Subject Company)

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                      KONINKLIJKE AHOLD N.V. (ROYAL AHOLD)
                             SNOW ACQUISITION, INC.
                            (Names of Filing Persons)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         (Title of Class of Securities)

                                    90331R101
                      (CUSIP Number of Class of Securities)

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                             TON VAN TIELRADEN, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                                 1507 EH ZAANDAM
                                 THE NETHERLANDS
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

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                                   Copies to:
                               JOHN M. REISS, ESQ.
                             OLIVER C. BRAHMST, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

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[ ]  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on March 13, 2000 relating to the offer by Snow Acquisition, Inc. (the "Purchaser"), a Delaware corporation, and an indirect wholly owned subsidiary of Koninklijke Ahold N.V. ("Parent"), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands, to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share, of U.S. Foodservice (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of October 4, 1999, and amended as of March 6, 2000, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (such common stock and preferred stock purchase rights are referred to herein together as the "Common Stock"), at a price of $26.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11(a) and (b) is hereby amended to add at the end thereof the following:

     At 11:59 p.m., New York City time, on March 25, 2000, the 15-day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, expired. On March 27, 2000, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 12 is hereby amended and supplemented by adding the following:

     (a)(13) Press Release announcing the expiration of the HSR waiting period dated March 27, 2000, issued by Parent.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 27, 2000                       KONINKLIJKE AHOLD N.V.


                                             By: /s/ Robert G. Tobin
                                               ---------------------------------
                                               Name:   Robert G. Tobin
                                               Title:  Executive Vice President


Dated:  March 27, 2000                       SNOW ACQUISITION, INC.


                                             By: /s/ Robert G. Tobin
                                               ---------------------------------
                                               Name:   Robert G. Tobin
                                               Title:  President